Mail Stop 4-6
								August 25, 2004

Jean-Paul Ouelette
President, Chief Executive Officer
Vision Global Solutions Inc.
455 Notre Dame Street East
Montreal, Quebec H2Y 1C9
Canada

Re:	Vision Global Solutions Inc.
  	Preliminary Schedule 14C filed on August 13, 2004
	File No. 000-16073

Dear Mr. Ouelette:

We have limited review of your above-referenced filings to matters discussed below. If you disagree with our comments, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Amendment to the Articles of Incorporation to Establish the Number of Authorized Shares of Common Stock
2. Revise to disclose whether you have any specific plans, proposals or arrangements to issue any of the newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements written or otherwise at this time to issue any of the additional authorized shares of common stock.
3. What other provisions of your articles, bylaws and employment agreements have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences?

Reverse Split
4. Please revise to state whether the reverse stock split is the first part of a "Rule 13e-3 transaction" as defined in paragraph
(a)(3) of that regulation and briefly summarize the basis for your conclusion. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(i) of the rule. Your disclosure should include the number of record shareholders before and after the reverse stock split.
5. We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split.




Closing Comments

Please provide us with a response letter to these comments that confirms any corrective actions taken by the company. Detailed cover letters greatly facilitate our review. If you believe complying with these comments is not appropriate, tell us why in your letter. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please electronically file your letter in response to the above comments in addition to filing the amended proxy materials. See Item 101 of Regulation S-T. The amended filing must be marked as specified in Item 310 of Regulation S-T.

You may address questions concerning the above comments to Jeffrey B. Werbitt at (202) 942-1957 or Mark P. Shuman, Special Counsel at (202) 942-1818. If you need additional assistance, you may contact me at
(202) 942-1800.

								Very truly yours,



								Barbara C. Jacobs
Assistant Director



Vision Global Solutions Inc.
9/30/2004
Page 1